Exhibit (a)(5)(i)

THE GABELLI EQUITY TRUST INC. Investor Relations Contact: Molly Marion (914) 921-5681 mmarion@gabelli.com

Press Release

For Immediate Release

GABELLI EQUITY TRUST

COMMENCES TENDER OFFER

FOR SERIES C and SERIES E AUCTION RATE PREFERRED STOCK

Rye, NY – November 22, 2023 – The Board of Directors of The Gabelli Equity Trust Inc. (NYSE: GAB) (the “Fund”) has authorized a tender offer (the “Offer”) for all of the Fund’s outstanding Series C Auction Rate Cumulative Preferred Stock and Series E Auction Rate Cumulative Preferred Stock (the “Preferred Stock”).

Under the terms of the Offer, which expires December 20, 2023, owners of the Preferred Stock may tender their Preferred Stock for cash in the amount of $22,500 for each share of Preferred Stock validly tendered and not withdrawn pursuant to the Offer. For holders that tender Preferred Stock accepted for tender, all accrued and unpaid dividends on such Preferred Stock as of the expiration of the Offer will be paid in cash.

The terms and conditions of the Offer are set forth in the Offer to Purchase and the accompanying Letter of Transmittal and related documents, each as may be amended or supplemented from time to time. The Fund filed a tender offer statement on Schedule TO with the Securities and Exchange Commission, which includes the Offer to Purchase and the Letter of Transmittal.

Important Notice

This press release is for informational purposes only and shall not constitute an offer or a solicitation to buy any Series C Auction Rate Cumulative Preferred Stock or Series E Auction Rate Cumulative Preferred Stock. The offer to purchase Series C Auction Rate Cumulative Preferred Stock and Series E Auction Rate Cumulative Preferred Stock is being made only pursuant to an offer on Schedule TO.

HOLDERS OF SERIES C AUCTION RATE CUMLATIVE PREFERRED STOCK AND SERIES E AUCTION RATE CUMULATIVE PREFERRED STOCK ARE URGED TO READ THE OFFER TO PURCHASE AND ANY SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SERIES C AUCTION RATE CUMLATIVE PREFERRED STOCK AND SERIES E AUCTION RATE CUMULATIVE PREFERRED STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Holders of Series C Auction Rate Cumulative Preferred Stock and Series E Auction Rate Cumulative Preferred Stock may obtain a free copy of any of these statements and other documents after they are filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Fund by calling 800-GABELLI (800-422-3554), visiting www.gabelli.com, or emailing ClosedEnd@gabelli.com.

About The Gabelli Equity Trust

The Gabelli Equity Trust Inc. is a diversified, closed-end management investment company with $1.9 billion in total net assets whose primary investment objective is long-term growth of capital, with income as a secondary objective. The Fund is managed by Gabelli Funds, LLC, a subsidiary of GAMCO Investors, Inc. (OTCQX: GAMI).

Investors in the Fund should carefully consider the investment objectives, risks, charges, and expenses of the Fund before investing. More information about the Fund is available by calling 800-GABELLI (800-422-3554), visiting www.gabelli.com, or emailing ClosedEnd@gabelli.com.

NYSE – GAB

CUSIP – 362397101

For information:

Molly Marion

(914) 921-5057